Exhibit 99.3

FORM OF INSTRUCTIONS FOR USE OF RIGHTS CERTIFICATES OF

CAPITAL PRODUCT PARTNERS L.P.

CONSULT THE INFORMATION AGENT OR YOUR BROKER, BANK OR NOMINEE AS TO ANY QUESTIONS

The following instructions relate to a Rights Offering (the “Rights Offering”) by Capital Product Partners L.P., a master limited partnership organized under the laws of the Marshall Islands (the “Partnership”), of common units representing limited partnership interests in the Partnership (the “Common Units”), pursuant to non-transferable rights (the “Rights”) distributed to all holders of record of Common Units (“Unitholders”), as of 5:00 pm New York City time on November 24, 2023 (the “Record Date”) as described in the prospectus supplement, dated November 27, 2023 (together with the accompanying base prospectus, dated September 29, 2023, the “Prospectus”).

As described in the accompanying Prospectus, each Unitholder will receive one Right for every Common Unit owned of record as of 5:00 p.m. New York City time on the Record Date. In the Rights Offering, the Partnership is offering up to an aggregate of 35,087,719 Common Units pursuant to the Prospectus. Each Right entitles you to purchase 1.758657 Common Units at a subscription price of $14.25 per whole Common Unit. The Partnership will not issue fractional Common Units in the Rights Offering. Fractional Common Units resulting from the exercise of the Rights as to any Unitholder will be eliminated by rounding down to the nearest whole Common Unit, with the total subscription payment being adjusted accordingly. For example, if you owned 1,000 Common Units as of 5:00 p.m., New York City time, on the Record Date, your Common Units would entitle you to receive 1,000 Rights and you would have the right to purchase 1,758 Common Units (rounded down from 1,758.657) for $14.25 per whole Common Unit (or $25,051.50 in aggregate). See “The Rights Offering—The Rights” in the Prospectus.

The Rights Offering will expire at 5:00 p.m., New York City time, on December 13, 2023 (the “Expiration Date”), unless the Rights Offering is otherwise extended. Any Rights not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire worthless without any payment to the holders of those unexercised Rights. The Partnership will not be obligated to honor any purported exercise of Rights received by Computershare Trust Company, N.A. (the “Subscription Agent”) after 5:00 p.m. New York City time on the Expiration Date, regardless of when the documents relating to such exercise were sent.

The Rights are evidenced by a non-transferable rights certificate (a “Rights Certificate”) registered in your name or the name of your nominee. Each beneficial owner of Common Units registered in your name or the name of your nominee is entitled to one Right for every Common Unit owned by such beneficial owner as of the Record Date. The Rights are non-transferable and, therefore, you may not assign, gift, sell or otherwise transfer your Rights to anyone else. The Rights will not be listed on the Nasdaq Global Select Market (“Nasdaq”) or any other stock exchange or market. As a result, if you do not exercise your Rights during the course of the subscription period before the Expiration Date, your Rights will expire worthless.

The number of Rights to which you are entitled is printed on the face of your Rights Certificate. You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate portions of your Rights Certificate and returning the certificate to the Subscription Agent pursuant to the procedures described in the Prospectus.

YOUR RIGHTS CERTIFICATE AND SUBSCRIPTION PRICE PAYMENT, BY (1) PERSONAL CHECK DRAWN ON A UNITED STATES (“U.S.”) BANK PAYABLE TO “COMPUTERSHARE” OR (2) WIRE TRANSFER OF IMMEDIATELY AVAILABLE FUNDS DIRECTLY TO THE ACCOUNT MAINTAINED BY THE SUBSCRIPTION AGENT, MUST BE ACTUALLY RECEIVED BY THE SUBSCRIPTION AGENT ON OR BEFORE 5:00 P.M. NEW YORK CITY TIME, ON THE EXPIRATION DATE. ONCE A HOLDER OF RIGHTS HAS EXERCISED THE RIGHT, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WORTHLESS.

1.	Method of Subscription - Exercise of Rights.

To exercise Rights, complete your Rights Certificate and send the properly completed and executed Rights Certificate evidencing such Rights, with any signatures required to be guaranteed so guaranteed, together with payment in full of the Subscription Price for each Common Unit subscribed for pursuant to the Rights, to the Subscription Agent so that it will be actually received by the Subscription Agent on or prior to 5:00 p.m. New York City time on the Expiration Date. The Subscription Agent will hold your payment of the Subscription Price in a bank account with other payments received from other Rights holders until the Partnership issues your Common Units upon completion of the Rights Offering, and after all adjustments have been completed and upon payment of the Subscription Price for such Common Units. All payments of the Subscription Price must be made in U.S. dollars for the full number of Common Units for which you are subscribing by (1) Personal Check drawn on a U.S. bank payable to “Computershare” or (2) wire transfer of immediately available funds.

Please reference your Rights Certificate number on your check. Payments will be deemed to have been received upon: (i) clearance of any uncertified check or (ii) receipt of collected funds in the account designated by the Subscription Agent. If paying by uncertified check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, if you wish to pay the subscription price by means of uncertified check, you are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date. If you hold your Common Units in the name of a broker, dealer, custodian bank or other nominee, separate payment instructions may apply. Please contact your nominee, if applicable, for further payment instructions.

The Rights Certificate and payment of the Subscription Price must be delivered to the Subscription Agent by one of the methods described below:

If delivering by express mail, courier, or other

expedited service:

Computershare

Corporate Actions

150 Royall Street, Suite V

Canton, MA 02021

If delivering by mail:

Computershare

Corporate Actions

P.O. Box 43011

Providence, R.I. 02940-3011

Telephone Number for Confirmation:

Georgeson LLC: +1 (888) 275-5885

Delivery to any address or by a method other than those set forth above will not constitute valid delivery.

If you have any questions, require assistance regarding the method of exercising Rights or require additional copies of relevant documents, please contact the information agent, Georgeson LLC, at: +1 (888) 275-5885

When making arrangements with your broker, bank or nominee for the delivery of funds on your behalf, you may also request such broker, bank or nominee to exercise the Rights Certificate on your behalf.

If you send a payment that is insufficient to purchase the number of Common Units you requested, or if the number of Common Units you requested is not specified in the forms, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional Common Units.

Any excess subscription payments received by the Subscription Agent will be returned promptly, without interest or penalty, following the closing of the Rights Offering.

2.	Issuance of Common Units.

If you purchase Common Units through the Rights Offering, the Partnership will issue those Common Units to you in book-entry, uncertificated, form as soon as practicable after the completion of the Rights Offering. If you are a registered holder of Common Units, the Partnership will mail to you a direct registration account statement detailing the number of Common Units that you have purchased in the Rights Offering. If you are a beneficial owner of Common Units that are registered in the name of Cede & Co., as nominee for the Depositary Trust Company (“DTC”), you should receive from your broker or other nominee confirmation of your purchase of Common Units in the Rights Offering. Certificates will not be issued for our Common Units purchased in the Rights Offering, except, however, if you are a registered holder, you may request a certificate once you receive your direct registration account statement.

3.	Non-Transferable Rights.

The Rights granted to you are non-transferable and, therefore, you may not assign, gift, sell or otherwise transfer your Rights to anyone else. Notwithstanding the foregoing, Rights may be transferred to the estate of the recipient upon the death of such recipient. If the Rights are transferred as permitted, evidence satisfactory to the Partnership that the transfer was proper must be received by the Partnership prior to the Expiration Date. The Rights will not be listed on Nasdaq or any other stock exchange or market. As a result, if you do not exercise your Rights during the course of the subscription period before the Expiration Date, your Rights will expire worthless.

4.	Fees and Expenses

The Partnership is not charging any fee or sales commission to issue Rights to you or to issue Common Units to you if you exercise your Rights. The Partnership will pay all fees charged to the Partnership by the Subscription Agent and the Information Agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Rights. Neither the Subscription Agent nor the Partnership will pay such expenses.

5.	Execution.

a.	Execution by Registered Holder.

The signature on the Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Rights Certificate without any alteration, enlargement or change. Persons who sign the Rights Certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority so to act.

b.	Execution by Person Other than Registered Holder.

If the Rights Certificate is executed by a person other than the holder named on the face of the Rights certificate, proper evidence of authority of the person executing the Rights Certificate must accompany the same unless, for good cause, the Subscription Agent dispenses with proof of authority.

c.	Signature Guarantees.

If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6.	Method of Delivery to Subscription Agent.

The method of delivery of Rights Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Rights holder, and it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and the clearance of payment prior to 5:00 p.m. New York City time on the Expiration Date.

7.	Special Provisions Relating to the Delivery of Rights through the Depository Trust Company.

If your Rights are held of record through DTC, you may exercise your Rights by instructing DTC to transfer your Rights from your account to the account of the Subscription Agent, together with certification as to the aggregate number of Rights you are exercising and the number of our Common Units you are subscribing for and payment in full of the subscription price for each Common Unit that you subscribed for. See the Partnership’s “Letter to Record Holders of Common Units” and the “Nominee Holder Certification.”

8.	Determinations Regarding the Exercise of Your Rights.

The Partnership will resolve all questions regarding the validity and form of the exercise of your Rights, including time of receipt and eligibility to participate in the Rights Offering. The Partnership’s determination will be final and binding. All exercises of Rights, subscriptions and directions are irrevocable (except in limited circumstances relating to a material amendment of the terms of the Rights Offering), and the Partnership will not accept any alternative, conditional or contingent subscriptions or directions. The Partnership reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by the Partnership in its sole discretion. Neither the Subscription Agent nor the Partnership shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to the Partnership’s right to cancel the Rights Offering in accordance with the terms and provisions of the Umbrella Agreement entered into on November 13, 2023 by and between the Partnership, Capital Maritime & Trading Corp. and Capital GP L.L.C., only when a properly completed and duly executed Rights Certificate, subscription documents and any other required documents and payment of the full subscription amount have been received by the Subscription Agent. The Partnership’s interpretations of the terms and conditions of the Rights Offering will be final and binding.